Exhibit 99.1

CANARC RESOURCE CORP. 810-625 Howe Street Vancouver, BC V6C 2T6	T: 604.685.9700 F: 604.6685-9744	www.canarc.net CCM: TSX CRCUF: OTCQB

News Release

Canarc Reviews Results of Airborne Magnetic Survey Flown Over the Princeton Property in British Columbia

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Vancouver, Canada – August 1, 2019 – Canarc Resource Corp. (TSX: CCM, OTC-QB: CRCUF, Frankfurt: CAN) reviews the results of the airborne magnetic geophysical survey flown by Peter E. Walcott and Associates Ltd. late last year over the Princeton Property in BC.

The aeromagnetic survey covered an area of about 16 kilometres (km) by 10 km, extending well beyond the known area of gold vein mineralization. The results have clarified the broad geologic setting and identified a structural control on gold mineralization that should help guide the Phase 1 exploration program now underway to identify and prioritize drill targets.

Scott Eldridge, Canarc’s CEO, stated: “The new airborne magnetic data for the Princeton project has been very helpful in outlining the key geologic units, identifying intrusive rocks that may be related to mineralization and identifying trends that correlate with the known gold veining. The results provide us with a foundation for continuing to expand on the known vein occurrences. Our current exploration program includes completing a series of trenches which are being mapped and sampled as well as broader geologic reconnaissance”

AeroMagnetics

The Reduced to Pole (RTP, Link 1) is used to broadly interpret lithological units and structural linears. It does not show a general structural fabric for the property, but it does show four main domains of magnetic highs or lows and several linear and circular structures.

The four main magnetic domains identified on the property can in part be correlated with some of the main rock units shown on the Geological Survey of Canada regional geological map of the area. From north to south, these are:

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Domain 1 – broad belt of northwest trending high to very high magnetics mapped as Triassic Nicola Group volcanic rocks

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Domain 2 – broad area of north-south trending irregular magnetic highs and lows mapped as Eocene Princeton Group volcanic rocks

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Domain 3 – small triangular area of high to very high magnetics mapped as Cretaceous granitic intrusions

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Domain 4 – broad belt of low to moderate magnetics containing irregular highs mapped as both Nicola and Princeton volcanics

The First Vertical Derivative (FVD, Link 2) is used to interpret primary and secondary structures or breaks and it shows four main trends:

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Trend 1 – northwest trending magnetic highs within the Nicola volcanics

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Trend 2 – east-west to east-southeast trending magnetic highs or lows marking the northern boundaries of Domain 2 and adjacent to the main gold vein prospect

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Trend 3 – northeast trending magnetic high/low contact that marks a second area of gold-bearing quartz float

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Trend 4 – north-south trending linear adjacent to the main gold vein prospect

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Trend 5 - five small semi-circular magnetic highs with low cores trending east-west across the central part of the survey area

The main gold vein prospect trends east-northeast within Nicola sediments adjacent to the most prominent east-west structural linear that crosses the survey area and near a short north-south linear. To the east-northeast, the vein projects uphill towards the contact with the overlying Princeton volcanics. To the west-southwest, the vein projects downhill parallel to a linear magnetic high marking granitic dikes that follow the vein trend.

Given the apparent relationship of gold veins to EW and NE trending linears, several other such linears require field prospecting, mapping and sampling to determine if other gold veins occur on the property.

Property Geology

Regional government geologic mapping shows the project area is underlain by two principal lithological units: the deformed and weakly-metamorphosed Triassic Nicola Group volcanic and sedimentary rocks; and the unconformably overlying, gently-dipping Eocene Princeton Group volcanic rocks. To the east, two granitic intrusions are mapped as Cretaceous to the north and Eocene to the south.

The RTP and FVD magnetics generally confirm that Nicola volcanics and sediments underlie the western part of the property and Princeton volcanics underlie the eastern part of the property. Domain 4 suggests that the Princeton volcanics do not extend to the west and the contact between Domain 1 and 4 may be interpreted as a lithological contact between Nicola volcanics to the north and Nicola sediments to the south.

The small semi-circular features within Domains 3 and 4 could be volcanic feeder dikes or diatremes for the Princeton volcanics but they require further investigation to confirm.

Gold Mineralization

The main gold vein prospect on the property occurs as low-sulfide, mesothermal quartz veins within Nicola Group siltstone and graywacke. One steeply-dipping vein exposed by a series of short trenches is at least 90 m long, strikes east-northeast, is typically 1.5 m wide and reaches a width of 2.5 m. Extensions of the vein along strike are obscured by glacial overburden, but mineralized wall rock in trenches and vein float nearby indicates the vein likely extends 150 m further northeast toward the unconformity with the overlying Princeton Group. Extensions to the southwest are obscured by glacial cover. This exposed vein has yielded samples assaying up to 217 ppm Au and 101 ppm Ag over 0.9 m, 99.7 ppm Au over 0.9 m, 37.5 ppm Au over 1.5 m and 13.8 ppm Au over 2.5 m. Strongly iron-stained (oxidized), altered wallrock extends at least 15 m from the vein but has been incompletely exposed due to the short lengths of the trenches. Samples of altered wall rock are mineralized with gold, including 0.714 ppm Au over 1 m and 14.5 ppm Au over 1 m, the latter sample 13 m north of the projected trend of the vein.

High-grade gold also occurs in quartz-vein float boulders up to 200 m from the exposed vein. The distribution of this vein float with respect to topography indicates that at least some float is sourced from one or more additional veins yet to be exposed. The float blocks reach 1.5 meters, and assays reach 115 ppm Au. Fourteen of 24 float samples exceed 5 ppm Au. A second area of vein float 2 km north has yielded gold assays up to 28.9 ppm and is from an additional bedrock source yet to be identified.

The quartz veins contain very low copper, lead, zinc, arsenic and mercury, and the silver-to-gold ratio is largely less than 5. Elevated tellurium, tungsten and bismuth indicate a probable magmatic connection and link to the nearby granitic dikes as noted above. Limited, preliminary check sampling by Canarc in early 2019 confirms the high-grade gold values obtained previously, with gold reaching 20.9 ppm over 1 m in one of the quartz-vein float blocks.

Ore Deposit Model

The Princeton project contains a high-grade mesothermal quartz vein system, possibly with a magmatic link. Although the age of the mineralization is not known, it is likely to be Mesozoic, predating the deposition of the overlying, Eocene Princeton Group volcanics.

Systems of this style are an important productive class of gold deposits typified in North America by Mesozoic gold deposits (e.g., Mother Lode belt of California). The closest analog to Princeton is the Elk Gold deposit about 75 km to the north. Elk vein mineralization is related to Tertiary andesite dikes intruding altered Jurassic Osprey Lake granitic intrusion and adjacent Nicola Group volcanic rocks.

Phase 1 Exploration Program

Canarc is currently conducting a Phase 1, 500m machine trenching program in the area of the main gold vein prospect. The trenching will test a much broader area than was completed in 2018 and will attempt to trace the previously-trenched main vein along strike as well as explore for adjacent veins, particular in areas of mineralized float. Additional geologic mapping will also be completed.

Qualified Person

Dr. Jacob Margolis is a qualified person, as defined by National Instrument 43-101, and has approved the technical information in this news release.  Dr. Margolis is engaged as a consultant to Canarc Resource Corp as Vice President of Exploration.

"Scott Eldridge”
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Scott Eldridge, Chief Executive Officer
CANARC RESOURCE CORP.

About Canarc - Canarc Resource Corp. is a growth-oriented gold exploration company focused on generating superior shareholder returns by discovering, exploring and developing strategic gold deposits in North America.  The Company is currently advancing two core assets, each with substantial gold resources, and has initiated a high impact exploration strategy to acquire and explore new properties that have district-scale gold discovery potential.  Canarc shares trade on the TSX: CCM and the OTCQB: CRCUF.

For More Information - Please contact:
Scott Eldridge, CEO
Toll Free: 1-877-684-9700 Tel: (604) 685-9700 Cell: (604) 722-5381
Email: scott@canarc.net  Website: www.canarc.net

Cautionary Note Regarding Forward-Looking Statements
This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Statements contained in this news release that are not historic facts are forward-looking information that involves known and unknown risks and uncertainties. Forward-looking statements in this news release include, but are not limited to, statements with respect to the future performance of Canarc, and the Company's plans and exploration programs for its mineral properties, including the timing of such plans and programs. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "has proven", "expects" or "does not expect", "is expected", "potential", "appears", "budget", "scheduled", "estimates", "forecasts", "at least", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved".

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others, the Company’s ongoing due diligence review in relation to the Acquisition, risks related to the uncertainties inherent in the estimation of mineral resources; commodity prices; changes in general economic conditions; market sentiment; currency exchange rates; the Company's ability to continue as a going concern; the Company's ability to raise funds through equity financings; risks inherent in mineral exploration; risks related to operations in foreign countries; future prices of metals; failure of equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals; government regulation of mining operations; environmental risks; title disputes or claims; limitations on insurance coverage and the timing and possible outcome of litigation. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, do not place undue reliance on forward-looking statements. All statements are made as of the date of this news release and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.